Exhibit 2.02

AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

This AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) is made and entered into as of February 20, 2004, among Opsware Inc., a Delaware corporation (“Parent”), TES Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Tangram Enterprise Solutions, Inc., a Pennsylvania corporation (“Company”).

WHEREAS, Parent, Merger Sub and Company entered in that certain Agreement and Plan of Reorganization Agreement, dated as of December 4, 2003 (the “Agreement”);

WHEREAS, Parent, Merger Sub and Company now wish to amend certain sections of the Agreement; and

WHEREAS, Section 7.4 of the Agreement provides that the Agreement may be amended by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and Company;

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

1. Amendments to Section 1.1. The definitions of “Series F Cash Exchange Ratio” and “Series F Stock Exchange Ratio” contained in Section 1.1 of the Agreement are hereby deleted and shall be replaced in their entirety with the following respective definitions:

“Series F Cash Exchange Ratio” means an amount equal to (1) the product obtained by multiplying (i) the Total Preference Merger Value by (ii) the Parent Cash Percentage, divided by (2) the Fully-Diluted Company Series F Stock.

“Series F Stock Exchange Ratio” means an amount equal to (1) the product obtained by multiplying (i) the Total Preference Merger Value by (ii) the Parent Share Percentage, divided by (2) the Closing Stock Price, divided by (3) the Fully-Diluted Company Series F Stock.

2. Amendment to Section 1.5(b). Section 1.5(b) of the Agreement is hereby deleted and shall be replaced in its entirety with the following section:

Conversion of Company Series F Stock. Each share of Company Series F Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Company Series F Stock to be canceled pursuant to Section 1.5(d) and any Dissenting Shares (as defined in Section 1.6(j)), will be canceled and extinguished and automatically converted (subject to Section 1.5(g)) into the right to receive (i) a number of shares of Parent Common Stock equal to the Series F Stock Exchange Ratio, (ii) an amount of cash, without interest, equal to the Series F Cash Exchange Ratio, (iii) a number of shares of Parent Common Stock equal to the product obtained by multiplying the General Stock Exchange Ratio by 500 and (iv) an amount of cash, without interest, equal to the product obtained by multiplying the General Cash Exchange Ratio by 500, upon surrender of the certificate representing such share of Company Series F Stock in the manner provided in Section 1.6. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, a cash payment shall be made pursuant to Section 1.6(e).

3. Entire Agreement. This Amendment and the Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Agreement and Plan of Reorganization to be executed by their duly authorized respective officers as of the date first written above.

OPSWARE INC.

By:	/s/ Benjamin A. Horowitz
Name:	Benjamin A. Horowitz
Title:	President and Chief Executive Officer

TES ACQUISITION CORP.

By:	/s/ Benjamin A. Horowitz
Name:	Benjamin A. Horowitz
Title:	President

TANGRAM ENTERPRISE SOLUTIONS, INC.

By:	/s/ Norman L. Phelps
Name:	Norman L. Phelps
Title:	President and Chief Executive Officer

[Signature Page to Amendment to Agreement and Plan of Reorganization]